UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**October 16, 2012**
(DATE OF EARLIEST EVENT REPORTED)	**October 15, 2012**

BOARDWALK PIPELINE PARTNERS, LP

(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800

Houston, Texas 77046

(Address of principal executive office)

(866) 913-2122

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

On October 15, 2012, the Registrant issued a press release announcing the purchase of the remaining 65% equity interest in PL Midstream LLC by Boardwalk Pipelines, LP, a wholly-owned subsidiary of the Registrant, from Boardwalk Pipelines Holding Corp. (BPHC), the parent of the Registrant's general partner, for approximately $269.2 million.   The purchase price was financed through the issuance of the Registrant's common units. A copy of the press release is attached hereto as Exhibit 99.1.

The information under Item 7.01 and in Exhibit 99.1 in this Report is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and in Exhibit 99.1 in this Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit No.	Description
99.1	*Boardwalk Pipeline Partners, LP, News Release, issued October 15, 2012, providing information about the purchase of the remaining interest in PL Midstream LLC.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

By*: /s/ Jamie L. Buskill*
    Jamie L. Buskill
    Senior Vice President, Chief Financial and Administrative Officer

Dated: October 16, 2012



News Release

BOARDWALK PURCHASES REMAINING INTEREST IN PL MIDSTREAM

HOUSTON, October 15, 2012 — Boardwalk Pipeline Partners, LP (NYSE: BWP) announced today that a subsidiary has purchased the remaining 65% equity interest in PL Midstream LLC ("PL Midstream") from Boardwalk Pipelines Holding Corp. (BPHC), a wholly-owned subsidiary of Loews Corporation (NYSE: L) and the parent of our general partner, for approximately $269 million. This transaction was approved by the independent Conflicts Committee of the Board of Directors.

PL Midstream provides salt-dome storage, pipeline transportation, fractionation and brine supply services for producers and consumers of petrochemicals, natural gas liquids (NGLs) and natural gas through two hubs in southern Louisiana, the Choctaw Hub in the Mississippi River Corridor and the Sulphur Hub in the Lake Charles area. These assets represent approximately 53.5 million barrels of salt dome storage capacity, including 11.2 billion cubic feet (Bcf) of working natural gas storage capacity; significant brine supply infrastructure; and more than 240 miles of pipeline transportation assets, including the most extensive ethylene distribution system in Louisiana.

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About Boardwalk Pipeline Partners, LP

Boardwalk Pipeline Partners, LP (NYSE: BWP) is a midstream master limited partnership that provides transportation, storage, gathering and processing of natural gas and liquids for its customers. Boardwalk and its subsidiaries own and operate approximately 14,540 miles of pipelines and underground storage caverns with an aggregate working gas capacity of approximately 197 billion cubic feet (Bcf) and liquids capacity of approximately 20 million barrels. Boardwalk is a subsidiary of Loews Corporation (NYSE: L), which holds 55% of Boardwalk's equity, excluding incentive distribution rights.

Forward-Looking Statements

This press release contains forward-looking statements relating to expectations, plans or prospects for Boardwalk Pipeline Partners, LP and its subsidiaries. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These and other risks and uncertainties concerning Boardwalk are described in its filings with the U.S. Securities and Exchange Commission, which are available on Boardwalk's website at www.bwpmlp.com or on the SEC's website at www.sec.gov.

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
          Molly Ladd Whitaker, 866-913-2122
          Director of Investor Relations and Corporate Communications